No Act P.E. 12/23/2011



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561



DIVISION OF
CORPORATION FINANCE



January 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-27-12

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2011

Dear Ms. Weber:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter from the proponent dated January 23, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

January 27, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2011

The proposal urges the board to adopt a policy that in the event of a senior executive's termination or a change-in-control, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Verizon, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 23, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: International Brotherhood of Electrical Workers Pension Benefit Fund Response to Verizon Communication Inc.'s December 23, 2011 Letter Seeking To Omit Shareholder Proposal From 2012 Annual Meeting Proxy Materials

Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the December 23, 2011 letter from Verizon Communications Inc. ("Verizon") which seeks to exclude from Verizon's proxy materials for its 20012 annual meeting the Fund's precatory stockholder proposal ("the proposal") which in pertinent part urges the Board of Directors ("Board") to:

> "...adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a *pro rata* basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of the adoption of this policy."

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon..

Verizon's letter argues that it is entitled to exclude the Fund's stockholder proposal because it: (A) is inherently vague or indefinite because it is internally inconsistent and subject to different interpretations; and (B) falsely implies that a change-in-control of Verizon triggers accelerated vesting of equity awards.

For the following reasons, the Fund believes that the relief sought in Verizon's no action letter should not be granted.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



**(A). There is nothing so inherently vague or indefininte in the Proposal that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.**

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

The 101 pertinent words in the proposal quoted on the preceding page pass that test easily in plain, simple and concise English. They <u>specify exactly</u>:

–two events—(1) a senior executive's termination <u>or</u> (2) a change-in-control of the Company;
–that should either of those events occur they want a policy that there will be no accleration in the vesting of any equity awards;
–an exception to the policy, which is that there may be pro rata vesting that is proportionate to the executive's length of employment during the vesting period ;
–that if vesting is based on performance, however, the performance goals should also be met.

Such <u>exact specifications</u> clearly enable stockholders and Verizon to determine with <u>reasonable certainity</u> the <u>actions</u> (a policy on accleration of equity awards in case of an executive's termination <u>or</u> , separate and apart from the termination, a change-in-control) and <u>measures</u> (no accelerated vesting of equity awards, except a pro rata vesting of time vesting is permissible, but if vesting is based on performance the performance goals should also be met).

Verizon's letter (pages 3-7) fails to cite any precedent on cases dealing with proposals to ban the accelertion of equity awards when a senior executive is terminated or if there is a change-in-control. Instead, Verizon argues that the proposal may be subject to differing interpretations and then cites a series of fact scenarios that it claims would be ambiguous or uncertain.

Proponent responds that in the 500-word limitiation of a shareholder proposal, it is not possible nor necessary for it to provide a definitive anwer to ambiguities or differing interpretations for every fact scenario that Verizon can create. In fact, any attempt by Proponent to do that would be an improper intrusion by Proponent into the ordinary business operations of Verizon.

One of Verizon's alleged ambiguities that deserves to be addressed specifically is its claim on page 6 that:

"The Current Plan, approved by the Company's shareholders on May 7, 2009, requires a 'double trigger' for the vesting of equity awards in the event of a Change in Control of the Company. In order for awards to become payable, (1) a Change in Control must occur

> and (2) within 12 months of the Change in Control the participant must lose his or her position with the Company. In other words, vesting only occurs if there is a qualifying termination of employment after a Change in Control. Shareholders are likely to be confused by the Proposal, because it seeks to change something that does not exist. In 2009 shareholders approved an equity award plan that eliminated 'single trigger' vesting of awards in the event of a Change in Control. They may not realized that implementatio of the Proposal, which clearly contemplates pro rata vesting of awards upon a change in control, would require restoration of the 'single trigger.'" (Emphasis supplied.)

That claim clearly shows Verizon is confused by the proposal, but shareholders will not because the proposal is obviously not concerned with whether there is a single or double trigger in a change-in-control situation. The proposal is silent on whether a change-in-control should be accompanied by a termination (although, as will be described below, the supporting statement clearly delineates that Verizon's currently requires a termination).

In a change-in-control situation, the proposal is concerned only with vesting, not termination—it is simply seeking a new policy that would require pro-rata vesting of time based awards and no vesting of performance awards unless the performance conditions are satisfied. If Verizon wishes to implement the proposal, it can keep a double trigger, go back to a single trigger, or invent as third trigger as long as it follows the proposal's vesting provisions.

The Proponent is confident that shareholders will be able to read the plain, simple and concise terms of the proposal and its supporting statement and grasp that for a change-in-control the proposal is concerned with vesting, not termination of employment.

**(B) The proposal does not falsely imply that a change-in-control of Verizon triggers accelerated vesting of equity awards.**

Verizon's letter (page 8) argues that equity awards issued by Verizon after May 7, 2009, do not vest upon a change-in-control in and of itself but also requiring a "qualifying termination of employment.

However, the proposal's supporting statement clearly states:

> "Our Company provides accelerated vesting of certain equity awards if a senior executive's employment is terminated without cause and as part of a change of control agreement. For example, former Company CEO Ivan G. Seidenberg was eligible to receive more than $30 million in accelerated vesting of stock awards if his employment terminated on December 31, 2010, according to the Company's 2011 proxy statement. (Mr. Seidenberg retired from the CEO position in July 2011)." (Emphasis Supplied.)

Where is the false implication in the proposal? The proposal states the need for a "qualifying termination of employment" as plainly as Verizon's letter. What more is necessary?

For the foregoing reasons, the Fund believes that the relief sought in AT&T's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

Cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920
Mary.l.weber@verizon.com

**Mary Louise Weber**
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2012 Annual Meeting
Shareholder Proposal of Trust for the International
Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2012 proxy materials.

Verizon intends to file the definitive proxy statement for its 2012 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2012 proxy materials.

## I. Introduction.

The Proposal states:

*Resolved, the shareholders urge the board of directors of Verizon Communications Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest* *on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.*

Verizon believes that the Proposal may be properly omitted from its 2012 proxy materials under rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2012 proxy materials.

**II. Basis for Excluding the Proposal.**

**The Proposal may be excluded pursuant to rule 14a-8(i)(3) because it is vague and indefinite and, thus, materially false and misleading in violation of rule14a-9.**

1. *The Proposal is impermissibly vague and indefinite because it is internally inconsistent and subject to differing interpretations.*

Verizon believes that the Proposal may be properly excluded under rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that were internally inconsistent, failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *General Electric Company* (January 21, 2011) (proposal requesting compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires);

- *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires);

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *International Machines Business Corporation* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);

- *General Electric Company* (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Pfizer Inc.* (February 18, 2003) (proposal that the board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued); and

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation for the executives ... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy...after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it is internally inconsistent and fails to adequately define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. The Proposal requests that the Board adopt a policy to ban the accelerated vesting of a senior executive's equity awards in the event of his or her termination or a change in control of Verizon but permit *pro rata* vesting in the specified circumstances. The Proposal also stipulates that "to the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met." The ambiguities and uncertainties presented by the Proposal include the following:

- The Proposal, taken as a whole, is internally inconsistent. Although the Proposal is titled, "Ban Accelerated Vesting," and the Proponent's cover letter (included in Exhibit A) indicates that the Proposal relates to " No Accelerated Vesting of Stock Awards," it is unclear whether the Proposal seeks to *ban* accelerated vesting or merely limit it. The first sentence of the resolution stipulates that there shall be no acceleration in the vesting of equity awards, but, at the same time, it also provides for pro rata vesting of those equity awards. Moreover, the Proponent's supporting statement indicates that the proposed policy is intended to limit rather than ban accelerated vesting: "We propose that the Company limit the acceleration of equity awards following a termination or a change in control to permit vesting only on a pro rata basis that is proportionate to the senior executive's length of employment during the vesting period." As a result of these internal inconsistencies, shareholders voting on the Proposal will not know if they are voting on a ban or a limit on accelerated vesting of equity awards. For that matter, Verizon is unsure how it should describe the Proposal in the limited space available on the proxy card. Should the proxy card say "Ban Accelerated Vesting" or "Limit Accelerated Vesting"?

- Another ambiguity presented by the Proposal relates to the circumstances to which the proposed policy would apply. The Proposal stipulates that the vesting policy would apply in the event of a senior executive's termination, but it fails to specify the type of termination that would be subject to the policy. There are many different circumstances which give rise to a termination of employment, including voluntary departure, involuntary departure with cause, involuntary departure without cause, retirement, death or disability. It is not unusual for a company to provide different benefits to a departing executive depending on the circumstances of his or her departure. The Proposal's failure to specify the types of terminations to which the proposed policy would apply make it impossible for Verizon or its shareholders to determine with any reasonable certainty what actions or measures would be required to implement the Proposal. For example, does the Proposal contemplate that an executive who quits or is terminated for cause would be entitled to pro rata vesting of his or her equity awards? What about an executive who dies or becomes disabled? Neither the resolution nor the supporting statement provides any guidance as to whether all circumstances resulting in a "termination" would warrant the *pro rata* vesting or just some.

- Another uncertainty regarding the operation of the proposed policy arises from the Proposal's failure to provide a definition of "change-in-control." A change in control of a company can be defined in many different ways. These include (i) change in ownership of a majority of outstanding shares; (ii) change in ownership of a stipulated percentage of outstanding shares; (iii) change in ownership of a "controlling interest" defined in some other way; (iv) a transfer of a substantial portion of the company's assets; (v) a sale, transfer or closing down of a specified division; (vi) change in composition of the Board of Directors; (vii) a change of the company's Chief Executive Officer or Board Chairman; (viii) a change of headquarters location, (ix) the offering of a portion of the company to the public in an initial public offering; and (x) a financial restructuring giving effective control to bondholders. Verizon's amended and restated Long-Term Incentive Plan (the "Current Plan") utilizes a definition of a change in control of Verizon that includes some but not all of these elements (as defined in the Current Plan, a "Change in Control"). The Proposal fails to stipulate whether the proposed policy should use the Current Plan's Change in Control definition or another. Because the term, "change- in- control," is subject to so many differing interpretations, any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

- The uncertainty regarding the intended scope of the Proposal is exacerbated by the fact that the resolution specifies a "change-in-control" as one of the circumstances in which the policy would apply. The application of the policy to a change in control of Verizon implies that Verizon's existing equity awards accelerate upon the occurrence of a Change in Control, when, in fact, they do not. The Current Plan, approved by the company's shareholders on May 7, 2009, requires a "double trigger" for the vesting of equity awards in the event of a Change in Control of the company. In order for awards to become payable, (1) a Change in Control must occur and (2) within 12 months of the Change in Control the participant must lose his or her position with the company. In other words, vesting only occurs if there is a qualifying termination of employment after a Change in Control. Shareholders are likely to be confused by the Proposal, because it seeks to change something that does not exist. In 2009 shareholders approved an equity award plan that eliminated "single trigger" vesting of awards in the event of a Change in Control. They may not realize that implementation of the Proposal, which clearly contemplates *pro rata* vesting of awards upon a change in control, would require restoration of the "single trigger."

- The reference to a "change of control agreement" in the third paragraph of the supporting statement further exacerbates the ambiguities surrounding the circumstances in which the proposed policy would apply. The Proponent asserts, "Our company provides accelerated vesting of certain equity awards if a senior executive's employment is terminated without cause and as part of a change of control agreement." It is not clear what the Proponent means by the phrase, "as part of a change of control agreement," but it would seem to imply one of two things, *neither of which is the case*: (i) Verizon's senior executives have "change of control agreements" (typically referred to as "golden parachutes), or (ii) the equity awards issued under the Current Plan are entitled to accelerated vesting when Verizon *enters into* an agreement that would result in a Change in Control (as opposed to consummates the Change in Control). As discussed above, under the Current Plan awards only vest if there is a termination without cause following the consummation of a Change in Control.

- The Proposal is subject to differing interpretations as to how the policy's *pro rata* vesting would work in the case of performance-based equity awards. The resolution stipulates that awards would vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period and further stipulates that the performance goals should also be met. Does this mean that performance goals must be met for the entire performance period or only for a shortened vesting period? Does it mean that performance targets are pro-rated, as well? There are a number of different approaches that the company could take in order to implement the Proposal's requirements, including (i) create new a performance period to correspond to the executive's actual length of employment during the original performance period and measure achievement of the original performance targets over the new performance period, (ii) create a new performance period to correspond to the executive's actual length of employment and modify the performance goals to correlate more closely with that new performance period, or (iii) do not make any changes to the performance period or goals, but pay a *pro rata* amount based on performance over the full performance period. To see the effects of these different design options, consider the following scenario: A Verizon executive is terminated without cause after the first year of a three year performance period. Prior to his termination, a special dividend is declared, but it is not paid until the second year of the performance period. At the time of termination the performance goals have not been achieved at a threshold level for vesting of the award; however, by the end of the three year performance period, the performance goals are achieved at a target level. Under option (i) above, there would be no payout of the award; under option (ii) above, the performance goals would be adjusted to take into account the special dividend and, if the performance exceeds the threshold, there will be a payout of up to 1/3 of the award depending of the level of achievement; and under (iii) above there would be a payout of 1/3 of the award. Shareholders may have different views as to which of these approaches better supports the link between pay and long-term performance, the stated goal of the Proposal. Unfortunately, neither the resolution nor the supporting statement provides any guidance as to which approach Verizon should take in implementing the proposed policy.

As a result of the deficiencies described above, Verizon believes that the Proposal may be excluded under rule 14a-8(i)(3) because neither the shareholders voting on the proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

2. *The Proposal is impermissibly false and misleading in violation of rule 14a-9 because it falsely implies that a change in control of Verizon triggers accelerated vesting of equity awards.*

Verizon also believes that the Proposal is excludable under rule 14a-8 because it falsely implies that a change in control of Verizon triggers accelerated vesting of equity awards and, thus, is impermissibly false and misleading. The resolution itself implies that under the Current Plan a Change in Control triggers accelerated vesting of equity awards by virtue of the fact that it urges adoption of a policy to prohibit accelerated vesting of equity awards upon the occurrence of a change- in- control. The following statement contained in the supporting statement serves to bolster this false impression:

> "We are concerned, however, that the accelerated vesting of equity awards after the termination of a senior executive or a change-in-control of the Company may reward poor performance."

In fact, as discussed above, none of the equity awards issued by Verizon after May 7, 2009, when the company's shareholders approved the Current Plan, vests upon the occurrence of a Change in Control, because the Current Plan requires that there also be a qualifying termination of employment. A Change in Control in and of itself does not trigger accelerated vesting. This information is clearly disclosed on pages 42 and 55 of Verizon's 2011 Proxy Statement, which the Proponent references in the supporting statement of the Proposal.

The Staff has consistently allowed the exclusion under rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. For example, in *General Electric Company* (January 21, 2011) the proposal called for adjustments to a specific type of compensation program, but the company did not maintain any programs of the type described in the proposal. In permitting exclusion of the proposal, the Staff noted: "[i]n applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty what actions or measures the proposal requires. See, also, *General Electric Company* (January 6, 2009) (permitting exclusion of a proposal based on the premise that the company had plurality voting when, in fact, the company had implemented majority voting) and *General Magic, Inc.* (May 1, 2000) (permitting exclusion of a proposal that requested the company make "no more false statements" to its shareowners because the proposal created the false impression that the company tolerated dishonest behavior by its employees when, in fact, the company had corporate policies to the contrary). Consistent with these precedents, the Staff should permit exclusion of the Proposal under rule 14a-8(i)(3) because it creates the false impression that a change in control of Verizon triggers accelerated vesting of equity awards and is, therefore, materially false and misleading in violation of rule 14a-9.

## III. Conclusion.

Verizon believes that the Proposal may be omitted in its entirety from its 2012 proxy materials under rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2012 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Salvatore Chilia

**Exhibit A**



# TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000



November 15, 2011

VIA FACSIMILE (908) 766-3813 AND U.S. MAIL

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Sir or Madam:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2012.

The proposal relates to a **"No Accelerated Vesting of Stock Awards"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Verizon Communication's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2012 Annual Meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore J. Chilia
Trustee

SJC:daw
Enclosure

Form 972

**Ban Accelerated Vesting**
**Verizon**

RESOLVED: The shareholders urge the board of directors of Verizon Communications Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a *pro rata* basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

SUPPORTING STATEMENT:

We support the use of performance-based equity awards for executive compensation to the extent that such awards are tailored to promote performance and align executives' interests with the long-term interests of the Company. We also believe that reasonable severance payments may be appropriate in some circumstances following a change-in-control of the Company or a termination of a senior executive's employment.

We are concerned, however, that the accelerated vesting of equity awards after the termination of a senior executive or a change-in-control of the Company may reward poor performance. The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if equity awards vest on an accelerated schedule.

Our Company provides accelerated vesting of certain equity awards if a senior executive's employment is terminated without cause and as part of a change of control agreement. For example, former Company CEO Ivan G. Seidenberg was eligible to receive more than $30 million in accelerated vesting of stock awards if his employment terminated on December 31, 2010, according to the Company's 2011 proxy statement. (Mr. Seidenberg retired from the CEO position in July 2011.)

We propose that the Company limit the acceleration of equity awards following a termination or a change-in-control to permit vesting only on a *pro rata* basis that is proportionate to the senior executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met.

We urge you to vote **FOR** this proposal.